MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBSC Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Q. Fu (212) 815-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alban Miranda _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MBSC Securities Corporation _____, as
of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



MARIBEL RUIZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RU6081733
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES APR 4, 2019



Signature

Chief Financial Officer
Title


Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
MBSC Securities Corporation:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation and subsidiary (the Company) as of December 31, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1994.

February 27, 2019

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Consolidated Statement of Financial Condition
December 31, 2018
(In thousands, except share data)

Assets

Cash and cash equivalents - notes 3 & 6	$	127,937
Cash segregated for the exclusive benefit of customers		3,027
Receivables:		
Receivables from related investment companies - note 9 (a)		15,212
Receivables from affiliates - note 9 (b)		42,437
Receivables from others		3,145
Fixed assets, at cost, less accumulated depreciation and amortization - note 4		499
Deferred sales commissions - note 5		562
Deferred income taxes, net - note 10		2,235
Other assets		9,637
Total assets	$	204,691

Liabilities and Stockholder's Equity

Liabilities:		
Income tax reserves - note 10	$	4,363
Due to affiliates - note 9 (b)		25,587
Accounts payable and accrued expenses		42,704
Total liabilities		72,654
Stockholder's equity		
Common stock, no par value, authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		298,989
Accumulated deficit		(166,952)
Total stockholder's equity		132,037
Total liabilities and stockholder's equity	$	204,691

See accompanying notes to consolidated statement of financial condition.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018
(In thousands)

(1) Nature of Business and Summary of Significant Accounting Policies

(a) *Organization*

MBSC Securities Corporation (Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of The Dreyfus Corporation (Corporation), which is an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Investment Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared through an affiliate, Pershing LLC, on a fully disclosed basis.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, BNYM Asset Management Operations LLC (BNYM AM OPS). All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) *Preparation of Financial Statements*

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) *Fair Value Measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), 820, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs   Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018
(In thousands)

Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.
Level 3 inputs	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(d) *Financial Instruments*

ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments the recorded value approximates fair value.

In November 2016, the FASB issued an ASU, Statement of Cash Flows - Restricted Cash. This ASU provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. Cash segregated for regulatory purposes totaled $3,027 at the beginning and end of the year.

(f) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax-sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which generally requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are

3

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018
(In thousands)

adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense in the statement of operations.

(g) *Restricted Stock*

Certain employees of the Company participate in BNY Mellon's Long-Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock Units. Restricted stock unit awards are issued at fair market value at the date of grant and vest over three or four years from the date of grant. The Company recognizes compensation cost related to restricted stock unit awards over the vesting period. The offsetting credit is recorded as additional paid-in capital.

(h) *Stock Options*

Pursuant to ASC 718, *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock-based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid-in capital.

(i) *Accounting Changes and Recent Accounting Developments*

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a "right of use" asset and payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease. The Company adopted this guidance on January 1, 2019 using the alternative transition method, which allows the adoption of the accounting standard prospectively without adjusting comparative prior period financial information.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018
(In thousands)

(2) **Summarized Financial Information of BNYM AM OPS**

The consolidated statement of financial condition has been prepared on the basis of U.S. GAAP and differs in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A-5. Under the SEC's general instruction's, certain subsidiaries may not be consolidated.

The consolidated statement of financial condition as of December 31, 2018 reflects $10,869 of net assets attributable to the Company's subsidiary as well as certain elimination and reclassification adjustments which are not reflected in the Company's statement of financial condition contained in Part IIA of Form X-17A-5, which is prepared on an unconsolidated basis.

(3) **Cash and Cash Equivalents**

Cash and cash equivalents consisted of the following at December 31, 2018:

Cash at The Bank of New York Mellon*	$ 17,675
Investment in money market funds managed by a related party	104,000
Time deposits at The Bank of New York Mellon*	6,262
Total cash and cash equivalents	$ 127,937

*An affiliate of the company

(4) **Fixed Assets**

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

The major classifications of fixed assets and their estimated useful lives at December 31, 2018 are as follows:

Furniture, fixtures and equipment (5 – 10 years)	$ 2,317
Leasehold improvements	6,018
	8,335
Less accumulated depreciation and amortization	(7,836)
Fixed assets, net	$ 499

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018(In thousands)

(5) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. Class A shares are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (Rule 12b-1 Plan). Sales commissions paid to third-party intermediaries by the Company for selling Class C shares are capitalized and amortized to operations on a straight-line basis over 12 months (the investment-aging period). This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors.

The following is the change in deferred sales commissions for the year ended December 31, 2018:

Balance at beginning of year	$	392
C Share deferred sales commissions		1,231
Amortization expense		(1,013)
Redemption write-offs		(48)
Balance at end of year	$	562

(6) Financial Instruments

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018, are as follows:

	Level 1	Level 2	Level 3	Total
Cash equivalents – money market funds	$ 104,000	—	—	104,000

There were no Level 2 or 3 assets or liabilities during the year.

(7) Employees' Benefit Plans and Share-Based Compensation Payments

The Bank of New York Mellon Corporation has defined-benefit and defined-contribution retirement plans covering substantially all full-time and eligible part-time employees of the Company. Employees contributions through payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon's contribution, at the rate of $1.00 on the dollar, up to 4% of the employees' eligible pay and $0.50 on the dollar on the next 2% of the employees eligible pay.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018
(In thousands)

Restricted stock units of BNY Mellon are issued to the Company's employees in connection with BNY Mellon's Long-term Profit Incentive Plan, as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates.

The Company's Long-Term Incentive Plans provided for the issuance of BNY Mellon's stock options at the then fair market value at the date of grant to officers and employees of the Company. Generally, each option granted was exercisable between one and ten years from the date of grant.

(8) Minimum Lease Commitments

Future minimum payments, by year and in the aggregate, under noncancelable operating leases (premises) with initial or remaining terms of one year or more consisted of the following at December 31, 2018:

	Amount
Year ending December 31:	
2019	2,493
2020	2,104
2021*	1,105
$	5,702

* There are no rental commitments beyond 2021.

(9) Related-Party Transactions

(a) Included in receivables from related investment companies on the consolidated statement of financial condition is $12,180 of distribution fee revenue receivable at December 31, 2018.

(b) As of December 31, 2018, amounts receivable from affiliates and payable to affiliates are $42,437 and $25,587, respectively, and are reflected in Receivables from and Due to affiliates on the consolidated statement of financial condition.

(10) Federal, State and Local Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. The Company has a gross deferred tax asset of $2,822 and a gross deferred tax liability of $587 at December 31, 2018. The deferred tax asset is primarily attributable to stock compensation and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $2,235. The Company has not recorded a valuation allowance because management believes it is more likely than not that the deferred tax assets will be realized.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Consolidated Statement of Financial Condition
December 31, 2018(In thousands)

As of December 31, 2018, the Company has gross unrecognized tax benefits of $15,693. Of that balance at December 31, 2018, $4,363 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company recognized no interest in 2018 and had a $100 balance of accrued interest at December 31, 2018.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

Federal taxes payable of $305 and state and local taxes receivable of $515 is included in due to/from affiliates on the consolidated statement of financial condition.

The Company's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City returns are closed to examination through 2012.

(11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Exchange Act of 1936, the Company is required to maintain minimum net capital, as defined under the alternative method as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $52,302 which was $52,052 in excess of the required net capital. The Company had $3,027 in cash segregated for the exclusive benefit of customers as of December 31, 2018.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(12) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, if any, and will adjust the reserve amount as appropriate.